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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2

                                       TO

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

                        PURSUANT TO SECTION 14(D)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                EKCO GROUP, INC.

                           (Name of Subject Company)

                             EG TWO ACQUISITION CO.
                             CCPC ACQUISITION CORP.
                                      AND
                                  BORDEN, INC.

                                    (Bidder)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                                      AND
      SERIES B ESOP CONVERITBLE PREFERRED STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                   282636109

                         (CUSIP Number of Common Stock)
                            ------------------------

                          WILLIAM F. STOLL, JR., ESQ.
                                  BORDEN, INC.
                             180 EAST BROAD STREET
                              COLUMBUS, OHIO 43215
                           TELEPHONE: (614) 225-4313

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:

                             DAVID J. SORKIN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

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    This amendment amends and supplements the Tender Offer Statement on Schedule
14D-1 filed on August 11, 1999 (as amended, the "Schedule 14D-1") relating to the offer by EG Two Acquisition Co., a Delaware corporation (the "Purchaser"), and a subsidiary of CCPC Acquisition Corp., a Delaware corporation (the "Parent"), and an affiliate of Borden, Inc., a New Jersey corporation
("Borden"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock") including the associated preferred stock purchase rights (the"Rights") issued pursuant to the Rights Agreement dated
March 27, 1987, as amended on June 9, 1988, January 10, 1989, March 23, 1992 and December 22, 1992 and as amended and restated as of March 21, 1997 and as amended on August 4, 1999 (as so amended, the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as rights agent (the
"Rights Agent'), and all of the outstanding shares of Series B ESOP Convertible Preferred Stock, par value $0.01 per share (the "ESOP Preferred Stock"), and together with the Common Stock, the "Shares"), of EKCO Group, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.00 per Share (including, if applicable, the associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 11, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    On September 9, 1999, the Parent issued a press release announcing that the Offer had expired, as scheduled, at 12:00 Midnight, New York City time, on Wednesday, September 8, 1999, and that the Purchaser had accepted for purchase all Shares (including, if applicable, Rights) validly tendered and not withdrawn prior to the expiration of the Offer. The full text of the press release is set forth in Exhibit 11(a)(10) and is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Item 6(a) of the Schedule 14D-1 is hereby amended and supplemented as follows:

    On September 9, 1999, pursuant to the terms of the Offer, the Purchaser accepted for purchase 18,117,823 shares of Common Stock (and Rights) and 856,627 shares of ESOP Preferred Stock and had received notices of guaranteed delivery for an additional 128,084 shares of Common Stock (and Rights). The aggregate of 19,102,535 Shares represents approximately 93.8% of the total number of Shares, based on 20,348,518 Shares outstanding.

    Pursuant to the Merger Agreement, the Purchaser intends to merge itself into the Company in accordance with the DGCL as promptly as practicable. As a result of the Merger, the Company will become a subsidiary of the Parent and each outstanding Share (other than Shares owned by the Company (as treasury stock or otherwise) or owned by the Parent or the Purchaser or by any other direct or indirect wholly-owned subsidiary of the Parent or the Purchaser and Shares owned by stockholders who have properly exercised appraisal rights under the DGCL) shall be cancelled, extinguished and converted into the right to receive $7.00 per Share in cash, without interest and less any required withholding taxes.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

    The information provided in this Amendment No. 2 under Items 5 and 6 is hereby incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(10)Press Release issued by the Parent on September 9, 1999.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                BORDEN, INC.

                                By:  /s/ WILLIAM H. CARTER
                                     ------------------------------------------
                                     Name: William H. Carter
                                              Title: Executive Vice President
                                              and
                                              Chief Financial Officer

                                CCPC ACQUISITION CORP.

                                By:  /s/ PHYLLIS R. YEATMAN
                                     ------------------------------------------
                                     Name: Phyllis R. Yeatman
                                              Title: President, Treasurer and
                                              Secretary

                                EG TWO ACQUISITION CO.

                                By:  /s/ PHYLLIS R. YEATMAN
                                     ------------------------------------------
                                     Name: Phyllis R. Yeatman
                                              Title: Vice President and
                                              Assistant Treasurer

Date: September 9, 1999

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                                 EXHIBIT INDEX

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  EXHIBIT                                                                                                       PAGE
    NO.                                               DESCRIPTION                                                NO.
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

11(a)(10)    Press release issued by the Parent on September 9, 1999

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